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October 29, 2007
Via EDGAR and Hand Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:	Mr. Geoffrey Kruczek
Ms. Peggy Fisher

Re:	Nanosphere, Inc.
Registration Statement on Form S-1 (File No. 333-145356)
Amendment No. 3
Dear Mr. Kruczek and Ms. Fisher:
     Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Nanosphere, Inc. (the “Company”), is Amendment No. 3 (“Amendment No. 3”) amending Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on October 17, 2007 (“Amendment No. 2”). Amendment No. 3 is marked to show changes from Amendment No. 2. Amendment No. 3, as amended by any future amendments to the Company’s Registration Statement as filed with the Commission, is referred to herein as the “Registration Statement.”
     Amendment No. 3 is also being filed in response to the comment received from the staff of the Commission (the “Staff”) by letter dated October 26, 2007 with respect to Amendment No. 2. The numbering of the paragraph below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. The page reference in the text of this response letter corresponds to the page numbers of Amendment No. 3.

United States Securities and Exchange Commission
October 29, 2007

Staff Comments and Company Responses
Prospectus
Annual Cash Incentive Compensation, page 68
1.	We note your disclosure here regarding your increased emphasis on performance-based cash compensation. Please expand to disclose with specificity each named executive officer’s fiscal year 2007 performance targets and target bonus amount. Please provide such disclosure or, alternatively, tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive, or how likely it will be for the registrant, to achieve the target levels or other factors. Please note that we may have further comments after we receive your response.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 70 of Amendment No. 3.
* * * * * * * * * *
     The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to Esteban A. Ferrer at (203) 961-7444 or me at (213) 683-6159.
Sincerely,
/s/ Ann Lawrence
Ann Lawrence
for PAUL, HASTINGS, JANOFSKY & WALKER LLP
Attachments

cc:	Dennis Hult, Securities and Exchange Commission
Angela Crane, Securities and Exchange Commission
William P. Moffitt III, Nanosphere, Inc.
J. Roger Moody, Jr., Nanosphere, Inc.
Esteban Ferrer, Paul, Hastings, Janofsky & Walker LLP